April 28, 2004

Dear Shareholder of Record:

Please find enclosed herewith the material relating to the Company’s Annual General Meeting to be held on June 15, 2004.

To ensure that your vote is counted and to help ensure that a quorum is present for the Meeting, please complete, date, sign and return the enclosed proxy by fax to 1-866-249-7775 or by mail in the envelope provided for that purpose, or vote using the telephone or internet method, whether or not you expect to attend the meeting.  To be effective, proxies and votes must be received by Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, at least forty-eight (48) hours prior to the actual meeting.

Aurizon Mines Ltd. provides information to the press on the day that our financial results are announced.  Because of this, many of our shareholders do not wish to receive, by mail, copies of the subsequent reports.  By mailing these reports only to those shareholders who want them, your company can achieve savings in both paper usage and expense.  Please refer to the notices included with this material as to the procedure for you to elect whether or not you wish to receive financial reports by mail.

Aurizon is also pleased to offer you the option of electronic delivery of Aurizon’s corporate documents (such as Quarterly and Annual Reports) via the Internet, rather than paper copy through the mail.

Should you choose to accept this service, you will benefit from instant on-line access to Aurizon documents, when they are posted to the worldwide web.  You will also be assisting Aurizon in reducing its printing and mailing costs, and minimizing the environmental impact by reducing the number of paper reports printed.  In order to accept this offer, you must have a personal computer with an e-mail account and access to the Internet.  Please complete the attached consent form and return it to Aurizon’s corporate office by fax:  604-687-3932; by email: requestinfo@aurizon.com; or by mail to Suite 900, 510 Burrard Street, Vancouver, B.C.
V6C 3A8.

We encourage you to take advantage of this new service.

Yours very truly,

David P. Hall, Chairman,
President & Chief Executive Officer